Exhibit 14.1

Code of Conduct and Ethics Policy

Doc Title: Code of Conduct Policy		Department: People Operations
Doc Filename: CODE_OF_CONDUCT_POLICY_ADM_		Rev. 1.2
Last Revised by: People Operations	Reviewed by: [Steven Swanson]	Manager Approval:
Last Revision Date: 03/[17]/2025	Review Date: March 2025	Manager Approval Date:

1	Purpose

This document establishes the basic principles and concepts to guide VERSES AI Inc. (“VERSES” or the “Company”) staff’s professional conduct. This Code of Conduct and Ethics Policy, referred to as the “Code,” is intended to provide our associates, as defined below, with a clear understanding of the principles of business conduct and ethics that are expected of them. The standards set forth in the Code apply to us all. Every associate of VERSES must acknowledge his or her review of this Code, and their commitment to comply with the Code as a condition of their relationship with the Company. The term “associate” means every full and part-time employee1 of the Company and its subsidiaries, all members of the Company’s senior management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), and every member of the Company’s Board of Directors, even if such member is not employed by the Company.

Many of the standards outlined on the following pages will be familiar as they reflect the fundamental values of fairness and integrity that are a part of our daily lives. Applying these standards to our business lives is an extension of the values by which we are known as individuals and by which we want to be known as a company.

It is our responsibility to conduct ourselves in an ethical business manner and to ensure that others do the same. If any one of us violates these standards without permission, he or she can expect a disciplinary response, up to and including termination of any employment or other relationship with the Company, and possibly other legal action. If any breach of the Code is known to you, you are obligated to report violations to any member of the Company’s People Operations department (or other representative appointed by the Chief Administration Officer (“CAO”)).

The provisions of the Code regarding the actions the Company will take are guidelines which the Company intends to follow. There may be circumstances, however, that in the Company’s judgment, require different measures or actions, and in such cases, the Company may act accordingly while still attempting to fulfill the principles underlying this Code. While it is impossible for this Code to describe every situation that may arise, the standards explained in this Code are guidelines that should govern our conduct at all times. If you are confronted with situations not covered by this Code, or have questions regarding the matters that are addressed in the Code, you are urged to consult with the Company’s General Counsel (“General Counsel”), or People Operations.

People Operations will provide a summary of all matters considered under the Code to the Board of Directors or a committee thereof at each regular meeting thereof or sooner if warranted by the severity of the matter. All proceedings and the identity of the person reporting will be kept confidential to the extent required by or possible under applicable law.

1 Definition of Terms

“Employee” refers to individuals working for VERSES who are paid with tax withholdings and directly by VERSES. Such individuals have completed a US W2, Canada T4 or outside of North America are engaged through Employer of Record Services. “Staff” refers to ALL individuals who are engaged to perform work at VERSES.

2	General Requirements

The Board of Directors of the Company has adopted this Code in order to:

●	promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

●	promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company;

●	promote compliance with applicable governmental laws, rules and regulations;

●	promote the protection of Company assets, including corporate opportunities and confidential information;

●	promote fair dealing practices;

●	deter wrongdoing; and

●	ensure accountability for adherence to the Code.

3	Honest and Ethical Conduct

The Company’s policy is to promote high standards of integrity by conducting its affairs honestly and ethically.

Each associate must endeavor to act with integrity and observe the highest ethical standards of business conduct in their dealings with the Company’s customers, suppliers, partners, service providers, competitors, employees and anyone else with whom they have contact in the course of performing their job.

4	Compliance Standards and Procedures

Compliance Resources

To facilitate compliance with this Code, we have implemented a program of Code awareness, training and review that is part of our broader compliance programs overseen by our Audit Committee. Currently, People Operations oversees this program. You can address any questions or concerns related to this Code or any other matters relating to legal or regulatory compliance to People Operations. In addition to fielding questions or concerns with respect to potential violations of this Code or any other matters relating to legal or regulatory compliance, People Operations is responsible for:

●	investigating possible violations of the Code;

●	training new employees in Code policies;

●	conducting annual training sessions to refresh employees’ familiarity with the Code;

●	distributing copies of the Code annually via e-mail to each employee with a reminder that each employee is responsible for reading, understanding and complying with the Code;

●	updating the Code as needed and alerting employees to any updates, with appropriate approval of the Audit Committee, to reflect changes in the law, the Company’s operations and in recognized best practices, and to reflect the Company’s experience;

●	overseeing the Company’s compliance program and reporting to the Audit Committee material matters that may arise relating to the Company’s legal and regulatory compliance efforts; and

●	otherwise promoting an atmosphere of responsible and ethical conduct.

Your most immediate resource for any matter related to the Code is your supervisor. He or she may have the information you need, or may be able to refer the question to another appropriate source. There may, however, be times when you prefer not to go to your supervisor. In these instances, you should feel free to discuss your concern with People Operations. If you are uncomfortable speaking with People Operations, please contact the CEO.

Clarifying Question and Concerns; Reporting Possible Violations

If you encounter a situation or are considering a course of action and its appropriateness is unclear, discuss the matter promptly with your supervisor or People Operations; even the appearance of impropriety can be very damaging and should be avoided.

If you are aware of a suspected or actual violation of Code standards by others, you have a responsibility to report it. You are expected to promptly provide a compliance resource with a specific description of the violation that you believe has occurred, including any information you have about the persons involved and the time of the violation. We have included a list of potential “questionable activities” (which are examples of violations of this Code that should be reported) below for your knowledge. Whether you choose to speak with your supervisor or th People Operations, you should do so without fear of any form of retaliation. We will take prompt disciplinary action against any employee who retaliates against you, up to and including termination of employment.

Supervisors must promptly report any complaints or observations of Code violations to People Operations or other persons as set forth in Section 4.2. If you believe your supervisor has not taken appropriate action, you should contact People Operations directly.

With respect to any complaints or observations of Code violations, including, but not limited to matters that may involve accounting, internal accounting controls and auditing concerns, People Operations shall promptly inform the chair of the Audit Committee, and the Audit Committee or such other persons as the Audit Committee determines to be appropriate under the circumstances shall be responsible for supervising and overseeing the inquiry and any investigation that is undertaken. In addition, any matters involving accounting, internal accounting controls and auditing concerns that are reported shall be routed to both People Operations and the Audit Committee.

If any investigation indicates that a violation of the Code has probably occurred, we will take such action as we believe to be appropriate under the circumstances. If we determine that an employee is responsible for a Code violation, he or she will be subject to disciplinary action up to, and including, termination of employment and, in appropriate cases, civil legal action or referral for regulatory or criminal prosecution. Appropriate action may also be taken to deter any future Code violations.

4.1	Examples of Questionable Activities to be Reported

●	Fraudulent activities

●	Deficiencies in or non-compliance with internal controls

●	Misrepresentation or false statements regarding a matter contained in the financial records, financial reports, or audit reports of VERSES

●	Non-compliance with all applicable laws, regulations and rules

●	Embezzlement

●	Conflicts of interest

●	Theft

●	Unsafe workplace

●	Substance abuse

●	Discrimination

●	Sexual harassment[2]

●	Policy and procedure violations

2 For additional information please see VERSES Prevention of Harassment and Bullying Policy.

4.2	How to Report Questionable Activities

●	VERSES staff should report questionable activities to People Operations via slack channel at PeopleOps_Support; to VERSES’ General Counsel; and/or to Executive Management.

●	Reports can be made in person, via telephone, video meeting, e-mail, or any other written format.

●	If the matter concerns a member of the People Operations Department, report the questionable activities to the CEO, CFO, Chief Operating Officer (“COO”), CAO or other C-level executive of VERSES.

●	Report only the facts that you are aware of rather than rumor or speculation.

●	At a minimum, provide the following information:

○	Description of the nature of the suspected or actual questionable activity;

○	Name(s) of the individual(s) and department(s) engaging in the suspected or actual questionable activity; and

○	The approximate or actual date the activity took place.

●	If a VERSES employee reporting a questionable activity chooses to identify themselves, their identity will be kept strictly confidential and will only be shared with any member of management that has a legitimate need to know and/or that may be involved with the investigation, with appropriate members of law enforcement, or with other individuals or agencies pursuant to a subpoena or other legal process of discovery.

●	Reporting a knowingly false or malicious complaint is a violation of VERSES policy and will be treated as a violation.

4.3	Responses to Reports of Questionable Activities

People Operations or other appointed representative by the CAO will investigate all reported possible Code violations promptly and with the highest degree of confidentiality that is possible under the specific circumstances. Neither you nor your supervisor may conduct any preliminary investigation, unless authorized to do so by People Operations. Your cooperation in the investigation will be expected. As needed, People Operations will consult with outside legal counsel and/or the Audit Committee. People Operations will provide a summary of the reported activity to the COO or CAO and the Company’s General Counsel. It is our policy to employ a fair process by which to determine violations of the Code. Further action will be taken as warranted by each specific situation.

4.4	Protection from Retaliation

●	Anyone who in good faith seeks advice, raises a concern, or reports misconduct is following the Code of Conduct and deemed as “doing the right thing.”

●	VERSES takes claims of retaliation very seriously and will not allow retaliation against a person speaking up in good faith.

●	Allegations of retaliation shall be investigated and appropriate action will be taken.

●	Individuals engaging in retaliatory behavior will be subject to disciplinary action, which may include termination.

●	If a VERSES employee suspects that they, or someone they know, have been retaliated against for raising an issue, they should immediately contact a member of the People Operations Department.

5	Scope

●	The Code provides basic principles and concepts to guide VERSES employees when conducting VERSES business and all of VERSES staff interactions in their capacity of engagement while at VERSES. VERSES staff have no rights to conduct business on behalf of VERSES.

●	The Code is intended to guide accepted standards of professional behavior; it is not intended to address every issue or situation that may arise.

●	VERSES staff need to maintain common sense, good judgment, and integrity in all situations to maintain a positive and productive work environment.

●	VERSES employees are obligated to inform People Operations or VERSES’ General Counsel If they have any questions, concerns, or knowledge of activities that may be in violation of the Code.

●	VERSES staff are required to cooperate with any appropriately authorized internal or external investigations.

●	In the case of a proven violation by staff, People Operations may take such disciplinary or preventative action as it deems appropriate, including termination of employment or ending an engagement.

●	VERSES staff have a continuing obligation to familiarize themselves with the laws, regulations, rules, and VERSES policies/procedures applicable to their respective positions with VERSES.

6	Conflicts of Interest

Associates should avoid, without permission, any situation that involves, and should endeavor to avoid, without permission, any situation that may involve, or even appear to involve, a conflict between their personal interests and the interests of the Company. A conflict of interest is any situation in which an employee is engaged in two or more activities or relationships that are mutually incompatible or competitive to the interests of VERSES. In dealings with current or potential customers, suppliers, contractors, and competitors, each associate should endeavor to act in the best interest of the Company to the exclusion of personal advantage. VERSES staff must not engage in any activities, transactions or relationships that are incompatible with the impartial, objective, and effective performance of their duties to VERSES.

Associates are prohibited, without permission, from any of the following activities which could represent an actual or perceived conflict of interest:

●	No associate or immediate family member of an associate shall have a significant financial interest in, or obligation to, any outside enterprise which known to do or to seek to do business with the Company or which is known to be an actual or potential competitor of the Company, without prior approval of People Operations, or in the case of executive officers or members of the Board of Directors, the full Board of Directors or the Audit Committee thereof.

●	No associate shall conduct business on the Company’s behalf with an outside enterprise if an immediate family member of the associate is a principal, officer or employee of such enterprise.

●	No associate or immediate family member of an associate shall serve as a director, officer or in any other management or consulting capacity of any actual or potential competitor of the Company without prior approval of People Operations, or in the case of executive officers or members of the Board of Directors, the full Board of Directors or a committee thereof.

●	No associate shall use any Company property or information or his or her position at the Company for his or her personal gain.

●	No associate shall engage in activities that are directly competitive with those in which the Company is engaged.

●	No associate shall divert a business opportunity from the Company to such individual’s own benefit. If an associate becomes aware of an opportunity to acquire or profit from a business opportunity or investment in which the Company is or may become involved or in which the Company may have an existing interest, the associate should disclose the relevant facts to People Operations. The associate may proceed to take advantage of such opportunity only if the Company is unwilling or unable to take advantage of such opportunity as notified in writing by People Operations.

●	No associate or immediate family member of an associate shall receive any loan or advance from the Company, or be the beneficiary of a guarantee by the Company of a loan or advance from a third party, except for customary advances or corporate credit in the ordinary course of business. Please see Section 7.5 below, “Corporate Advances”, for more information on permitted corporate advances.

In addition, the Audit Committee or the Board of Directors will review and approve all related-party transactions as required by the SEC, the Nasdaq Stock Market or any other regulatory body to which the Company is subject.

Each associate should make prompt and full disclosure in writing to People Operations of any situation that may involve a conflict of interest. Failure to disclose any conflict of interest is a violation of the Code.

7	Protection and Proper Use of Company Assets

Proper protection and use of Company assets, including proprietary information, is a fundamental responsibility of each associate of the Company. Associates must comply with the Company’s security programs to safeguard assets against unauthorized use or removal, as well as against loss by criminal act or breach of trust.

7.1	Proper Use of Company Property

The removal from the Company’s facilities of the Company’s property is prohibited, unless authorized by the Company. This applies to furnishings, equipment, computers and supplies, as well as property created or obtained by the Company for its exclusive use – such as client and customer lists, files, personnel information, reference materials and reports, computer software, data processing programs and data bases. Neither originals nor copies of these materials may be removed from the Company’s premises or used for purposes other than the Company’s business without prior written authorization from People Operations.

The Company’s products and services are its property; contributions made by any associate to their development and implementation are the Company’s property and remain the Company’s property even if the individual’s employment or directorship terminates.

Each associate has an obligation to endeavor to use the time for which he or she receives compensation from the Company productively. Work hours should be devoted to activities directly related to the Company’s business.

7.2	Confidential Information

The Company provides its associates with confidential information relating to the Company and its business with the understanding that such information is to be held in confidence and not communicated to anyone who is not authorized to see it, except as may be required by law. The type of information that each associate must safeguard includes (but is not limited to) the Company’s plans and business strategy, unannounced products, promotions and/or contracts, sales data, significant projects, customer and supplier lists, patents, trade secrets, manufacturing techniques and sensitive financial information, whether in electronic or conventional format. These are costly, valuable resources developed for the exclusive benefit of the Company. No associate shall, without permission, disclose the Company’s confidential information to an unauthorized third party or use the Company’s confidential information for his or her own personal benefit.

7.3	Accurate Records and Reporting

Under law, the Company is required to keep books, records and accounts that accurately and fairly reflect all transactions, disposition of assets and other events that are the subject of specific regulatory record keeping requirements, including safety and inspection reports, routing and scheduling information, generally accepted accounting principles and other applicable rules, regulations and criteria for preparing financial statements. All Company financial reports, accounting records, sales reports, expense accounts, invoices, purchase orders, and other documents must accurately and clearly represent the relevant facts and the true nature of transactions. Under no circumstance may there be any unrecorded liability or fund of the Company, regardless of the purposes for which the liability or fund may have been intended, or any improper or inaccurate entry knowingly made on the books or records of the Company. No payment on behalf of the Company may be approved or made with the intention, understanding or awareness that any part of the payment is to be used for any purpose other than that described by the documentation supporting the payments. In addition, intentional accounting misclassifications (e.g., expense versus capital) and improper acceleration or deferrals of expenses or revenues are unacceptable reporting practices that are expressly prohibited.

The Company has developed and maintains a system of internal controls to provide reasonable assurance that transactions are executed in accordance with management’s authorization, are properly recorded and posted, and is in compliance with regulatory requirements. The system of internal controls within the Company includes written policies and procedures, budgetary controls, supervisory review and monitoring, and various other checks and balances, and safeguards such as password protection to access certain computer systems. Associates are expected to be familiar with, and to adhere strictly to, these control policies.

The Company has also developed and maintains a set of disclosure controls and procedures to ensure that all of the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Associates are expected to be familiar with, and to adhere strictly to, these internal controls and disclosure controls and procedures.

Responsibility for compliance with these principles rests with all associates, and not solely with the Company’s accounting personnel. All associates involved in approving transactions, supplying documentation for transactions, and determining account classifications are responsible for complying with these standards. Because the integrity of the Company’s external reports to shareholders and the SEC depends on the integrity of the Company’s internal reports and record-keeping, all associates must endeavor to adhere to the highest standards of care with respect to our internal records and reporting. The Company is committed to full, fair, accurate, timely, and understandable disclosure in the periodic reports required to be filed by it with the SEC, and it expects each associate to work diligently towards that goal. All associates shall, as requested, assist the Company in gathering, analyzing and summarizing relevant information for such periodic reports.

Any associate who believes the Company’s books and records are not in accord with these requirements should immediately report the matter to People Operations or as set forth below. The Company has adopted explicit non-retaliation policies with respect to these matters, as described in Section 13 below.

In addition to reporting violations of the Code as described above, the Board of Directors encourages associates to report, on a confidential and anonymous basis to the extent legally possible, any concerns regarding questionable accounting or auditing matters. The procedures identified below may be amended or supplemented from time to time in order to comply with the listing requirements of the exchange, market or quotation system upon which the Company may be listed at such time.

Also, associates may contact People Operations or Board of Directors directly to report any questionable accounting or auditing matters. The explicit non-retaliation procedures described in Section 13 below will apply to any associate who reports any questionable accounting or auditing matters.

7.4	Records Management

The Company requires honest and accurate recording and reporting of information in order to make reasonable business decisions. All Company business data, records and reports must be prepared truthfully and accurately. Numerous federal and state statutes require the proper retention of many categories of records and documents that are commonly maintained by companies. All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and conform to the applicable legal requirements and the Company’s system of internal controls for retention and destruction.

In addition, any record, in paper of electronic format, relevant to a threatened, anticipated or actual internal or external inquiry, investigation, matter or lawsuit may not be discarded, concealed, falsified, altered, or otherwise made unavailable, once an associate has become aware of the existence of such threatened, anticipated or actual internal or external inquiry, investigation, matter or lawsuit. Associates must handle such records in accordance with the procedures outlined in the Company’s Records Management Policy.

When in doubt regarding retention of any record, an associate must not discard or alter the record in question and should seek guidance from People Operations.

7.5	Corporate Advances

Under law, the Company may not loan money to associates except in limited circumstances. It shall be a violation of the Code for any associate, without permission of the Board of Directors or People Operations, to advance Company funds to any other associate or to himself or herself except for small business advances for legitimate corporate purposes which are approved by a supervisor or pursuant to a corporate credit card for legitimate business purposes.

Company credit cards are to be used only for authorized, legitimate business purposes. An associate will be responsible for any unauthorized charges to a Company credit card.

8	Fair Dealing with Customers, Suppliers, Competitors and Associates

The Company does not seek to gain any advantage through the improper use of favors or other inducements. Good judgment and moderation should be exercised to avoid misinterpretation and adverse effect on the reputation of the Company or its associates. Offering, giving, soliciting or receiving any form of bribe to or from an employee of a customer or supplier to influence that employee’s conduct is strictly prohibited.

8.1	Giving Gifts

Cash or cash-equivalent gifts must not be given by an associate to any person or organization. Gifts, favors and entertainment may be given to persons other than government officials if such items:

●	are consistent with customary business practice;

●	are not excessive in value and cannot be construed as a bribe or pay-off;

●	are not in violation of applicable law or ethical standards;

●	will not embarrass the Company or the associate if publicly disclosed; and

●	do not directly or indirectly benefit any government official in a manner inconsistent with the letter or spirit of Section 8.6 or Section 9.1 of this Code.

8.2	Accepting Gifts and Entertainment

●	To avoid situations of improper relations, VERSES employees shall not seek or accept, directly or indirectly, any personal gifts or entertainment opportunities or other types of personal gain from anyone soliciting or doing business with VERSES or from any person or firm in business competition with VERSES.

●	The only exception would be items of moderate value ($200 or less) and only if acceptance of the item will not adversely affect the employee’s objectivity to perform in VERSES best interest.

●	VERSES employees shall not accept cash or cash equivalent gifts from a vendor, supplier, or customer.

●	An especially strict standard applies when suppliers are involved. If a gift unduly influences or makes an associate feel obligated to “pay back” the other party with business, receipt of the gift is unacceptable

8.3	Corporate Opportunities/Outside Activities

●	VERSES staff shall not use VERSES information and resources for direct or indirect personal gain, whether the benefit is financial or otherwise.

●	VERSES staff shall not use their contacts or position with VERSES to advance their own private business or financial interests, whether or not at VERSES’ expense.

●	VERSES staff may have responsibilities and duties that include access to nonpublic information about other companies, such as customers, vendors and business partners. VERSES staff that possess information that is not general public knowledge shall not make any transactions that take personal advantage of such information.

●	VERSES staff shall not disclose the existence or content of such information to others outside VERSES, including family members, social acquaintances or business associates.

8.4	Unfair Competition

Although the free enterprise system is based upon competition, rules have been imposed stating what can and what cannot be done in a competitive environment. The following practices can lead to liability for “unfair competition” and should be avoided. They are violations of the Code.

●	Disparagement of Competitors. It is not illegal to point out weaknesses in a competitor’s service, product or operation and the use of any such information should be only in accordance with standards set forth by the Board of Directors. However, associates may not spread false rumors about competitors or make representations about their businesses. For example, an associate may not pass on anecdotal or unverified stories about a competitor’s product as the absolute truth (e.g., the statement that “our competitors’ products break after three weeks of use”).

●	Disrupting a Competitor’s Business. This includes bribing a competitor’s employees, posing as prospective customers or using deceptive practices such as enticing away employees in order to obtain secrets or destroy a competitor’s organization. For example, it is not a valid form of “market research” to visit a competitor’s place of business posing as a customer.

●	Misrepresentations of Price and Product. Lies or misrepresentations about the nature, quality or character of the Company’s services and products are both illegal and contrary to Company policy. An associate may only describe our products based on their documented specifications, not based on anecdote or his or her belief that our specifications are too conservative.

8.5	Antitrust Concerns

Federal and state antitrust laws are intended to preserve the free enterprise system by ensuring that competition is the primary regulator of the economy. Every corporate decision that involves customers, competitors, and business planning with respect to output, sales and pricing raises antitrust issues. Compliance with the antitrust laws is in the public interest, in the interest of the business community at large, and in our Company’s interest.

Failing to recognize antitrust risk is costly. Antitrust litigation can be very expensive and time- consuming. Moreover, violations of the antitrust laws can, among other things, subject you and the Company to the imposition of injunctions, punitive damages, and heavy fines. Criminal penalties may also be imposed, and individual employees can receive heavy fines or even be imprisoned. For this reason, antitrust issues should be taken seriously at all levels within the Company.

A primary focus of antitrust laws is on dealings between competitors. All associates must follow the following rules in all interactions with actual or potential competitors:

●	Never agree with a competitor or a group of competitors to charge the same prices or to use the same pricing methods, to allocate services, customers, private or governmental payor contracts or territories among yourselves, to boycott or refuse to do business with a provider, vendor, payor or any other third party, or to refrain from the sale or marketing of, or limit the supply of, particular products or services.

●	Never discuss past, present, or future prices, pricing policies, bundling, discounts or allowances, royalties, terms or conditions of sale, costs, choice of customers, territorial markets, production quotas, allocation of customers or territories, or bidding on a job with a competitor.

●	Be careful of your conduct. An “agreement” that violates the antitrust laws may be not only a written or oral agreement, but also a “gentlemen’s agreement” or a tacit understanding. Such an “agreement” need not be in writing. It can be inferred from conduct, discussions or communications of any sort with a representative of a competitor.

●	Make every output-related decision (pricing, volume, etc.) independently, in light of costs and market conditions and competitive prices.

●	Carefully monitor trade association activity. These forums frequently create an opportunity for competitors to engage in antitrust violations.

Another focus of antitrust law is how a company deals with customers, suppliers, contractors and other third parties. The following practices could raise issues, and associates should always consult with People Operations before doing any of the following:

●	Refuse to sell, on the Company’s standard terms, to any customers or prospective customer;

●	When in contact with VERSES competitors, VERSES staff shall avoid entering into agreements (or circumstances that appear suspicious) relating to how VERSES conducts its business.

●	Enter into any new distribution or supply agreement which differs in any respect from those previously approved;

●	Condition a sale on the customer’s purchasing another product or service, or on not purchasing the product of a competitor;

●	Agree with a customer on a minimum or maximum resale price of our products;

●	Impose restrictions on the geographic area to which our customers may resell our products;

●	Require a supplier to purchase products from the Company as a condition of purchasing products from that supplier;

●	Enter into an exclusive dealing arrangement with a supplier or customer; or

●	Offer different prices, terms, services or allowances to different customers who compete or whose customers compete in the distribution of commodities.

If our Company has a dominant or potentially dominant position with respect to a particular product or market, especially rigorous standards of conduct must be followed. In these circumstances, all associates should:

●	Consult People Operations before selling at unreasonably low prices or engaging in any bundling practices; and

●	Keep People Operations fully informed of competitive strategies and conditions in any areas where the Company may have a significant market position.

Finally, always immediately inform People Operations if local, state, provincial or federal law enforcement officials request information from the Company concerning its operations.

8.6	Illegal Practices in International Business

Under the Foreign Corrupt Practices Act of 1977 (the “FCPA”), associates of the Company are prohibited from directly or indirectly making corrupt payments to foreign officials. “Foreign officials” include not only persons acting in an official capacity on behalf of a foreign government, agency, department or instrumentality, but also representatives of international organizations, foreign political parties and candidates for foreign public office. The payment is “corrupt” under the FCPA if it is made for the purpose of:

●	Influencing any act or decision of a foreign official in his official capacity;

●	Inducing a foreign official to do or omit to do any act in violation of his lawful duty;

●	Inducing a foreign official to use his influence with a foreign government or instrumentality to affect or influence any act or decision of the government or instrumentality in order to assist in obtaining, retaining or directing business; or

●	Inducing a foreign official to secure any “improper advantage.”

A payment is still “corrupt” even when paid through a vendor, consultant, intermediary or other third party instead of directly. No officer, director or associate of the Company shall make any payment to facilitate routine governmental action, regardless of whether the payment is “corrupt” as defined above, without first obtaining written approval of the Board of Directors.

Any officer, director or associate who has any questions whatsoever as to whether a particular payment might be permissible under both the FCPA and this Code should contact People Operations.

The Company shall comply fully with the FCPA’s recordkeeping and controls provisions. Specifically, the Company shall make and keep books, records and accounts that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company. Further, the Company shall devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements as required by law and regulation and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Before undertaking any acquisition of any company that does business directly or indirectly with any foreign government or foreign government official, the Company will have preliminary due diligence commensurate with the risks posed by the particular target in question performed with respect to corruption and compliance with the FCPA. If warranted by the results of preliminary FCPA due diligence, the Company will have additional due diligence or investigation performed as necessary. The Company shall, informing the Board of Directors as necessary, address before an acquisition any potential indicators discovered during due diligence of past or current activity that might materially violate the FCPA by taking steps reasonably designed to comply with the FCPA Employment of Customer Representatives

No employees shall solicit a client interface for employment by the Company and no employee of the Company shall hire a client interface unless the following steps have been taken to protect the Company’s client relationship:

●	The client interface approached the Company with interest or made himself/herself available for candidacy at his/her own request.

●	The employee notifies the People Operations department of the client interface’s interest in pursuing employment with the Company. People Operations will advise the appropriate members of senior management of this interest and collectively a decision will be made as to the appropriate measures to take to protect the client relationship with the Company.

●	Once mutual interest has been determined, the interface must inform his/her management that conversations are being pursued with the Company.

●	In the event of controversy surrounding the interface and his/her candidacy, it may become necessary for a member of senior management to initiate a conversation with the candidate’s management.

9	Government and Investor Relations

Associates must endeavor to adhere to the highest standards of ethical conduct in all relationships with government employees and must not improperly attempt to influence the actions of any public official.

9.1	Payments to Officials

Payments or gifts shall not be made directly or indirectly to any government official or known associate of a government official if the gift or payment is illegal under the laws of any country (or, if applicable, subdivision, territory or protectorate thereof) having jurisdiction over the transaction, or if it is for one of the types of “corrupt” purposes described in Section 8.6 above.

9.2	Political Contributions

Company funds, property or services may not be contributed to any political party or committee, or to any candidate for or holder of any office of any government. This policy does not preclude, where lawful, Company expenditures to support or oppose public referendum or separate ballot issues, or, where lawful and when reviewed and approved in advance by People Operations, the formation and operation of a political action committee.

9.3	Investor Relations

The Company’s employees are expected to endeavor to create a good impression at all times and to endeavor to project a positive and supportive attitude about the Company and its products and services. The Company needs to maintain a single line of contact with the investment community and with the media and press. Employees should not make derogatory comments about the Company, its products, services, management, employees and systems. Additionally, without authorization, no employees should discuss the Company’s plans, strategies or results with clients, securities analysts, investors or members of the press. Unless authorized to respond to inquiries, you should refer all inquiries to press@verses.ai.

10	Compliance with Laws, Regulations, and Rules

●	Respect for the law and adherence to VERSES’ policies and procedures are essential to the maintenance of VERSES reputation and its ability to serve its customers.

●	VERSES staff are expected to be familiar with all documents that relate to the performance of their responsibilities.

●	VERSES also requires staff to perform their services in an ethical manner, whether or not such behaviors are specifically described.

●	Associates should endeavor to comply, both in letter and spirit, with all applicable laws, rules and regulations in the cities, states and countries in which VERSES operates.

●	Although not all associates are expected to know the details of all applicable laws, rules and regulations, it is important to know enough to determine when to seek advice from appropriate personnel. Questions about compliance should be addressed to People Operations or the General Counsel.

10.1	Insider Trading Policy

The Company expressly forbids any associate from trading in the Company’s stock, or the stock of others, based on material non-public information or communicating material non-public information to others in violation of the law. This conduct is frequently referred to as “insider trading.” This policy applies to every associate of the Company and extends to activities both within and outside their duties to the Company, including trading for a personal account.

The concept of who is an “insider” is broad. It includes officers, directors and employees of a Company. In addition, a person can be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a Company’s affairs and as a result is given access to information solely for the Company’s purpose. A temporary insider can include, among others, a Company’s investment advisors, agents, attorneys, accountants and lending institutions, as well as the employees of such organizations. The Company may become a temporary insider of another Company with which it has a contractual relationship, to which it has made a loan, to which it provides advice or for which it performs other services.

Trading on inside information is not a basis for liability unless the information is material. This is information that a reasonable investor would consider important in making his or her investment decisions, or information that is likely to have a significant effect on the price of a Company’s securities.

Information is non-public until it has been effectively communicated to the marketplace. Tangible evidence of such dissemination is the best indication that the information is public. For example, information found in a report filed with the SEC or appearing in a national newspaper would be considered public.

Each associate should be familiar with and abide by the Company’s Disclosure, Confidentiality & Insider Trading Policy A copy of this policy is available from the People Operations Department.

10.2	Equal Employment Opportunity

Subject to federal, state and provincial regulations governing the Company’s business and operations, the Company makes employment-related decisions without regard to a person’s race, color, religious creed, age, sex, marital status, national origin, ancestry, present or past history of mental disorder, mental retardation, learning disability or physical disability, including, but not limited to, blindness and genetic predisposition, or any other factor unrelated to a person’s ability to perform the person’s job. “Employment decisions” generally mean decisions relating to hiring, recruiting, training, promotions and compensation, but the term may encompass other employment actions as well.

The Company encourages its associates to bring any problem, complaint or concern regarding any alleged employment discrimination to the attention of People Operations. Associates who have concerns regarding conduct they believe is discriminatory should also feel free to make any such reports to People Operations.

10.3	Non-Harassment Policy

The Company is committed to maintaining a collegial work environment in which all individuals are treated with respect and dignity and which is free of harassment. In keeping with this commitment, the Company will not tolerate any form of harassment of associates prohibited by law or Company policy, including sexual harassment, in violation of this policy by anyone, including any supervisor, co-worker, vendor, client or customer, whether in the workplace, at assignments outside the workplace, at Company-sponsored social functions or elsewhere.

10.4	Health, Safety & Environmental Laws

Health, safety, and environmental responsibilities are fundamental to the Company’s values. Associates are responsible for ensuring that the Company complies with all provisions of the health, safety, and environmental laws of Canada, the United States and of other countries where the Company does business.

The penalties that can be imposed against the Company and its associates for failure to comply with health, safety, and environmental laws can be substantial, and include imprisonment and fines.

11	Accounting

●	The integrity of VERSES financial information is of utmost importance. VERSES seeks to maintain transparent, accurate financial information.

●	Financial records must accurately and fairly reflect, in reasonable detail, VERSES assets, liabilities, revenues and expenses.

●	Financial transactions between VERSES and outside individuals and organizations must be promptly and accurately entered in our accounting and financial records.

12	Fiduciary Responsibility

●	VERSES employees and management may only procure or use company funds or property for approved business-related purposes. All requests falling outside such parameters must be approved in writing by VERSES CFO, CAO (Chief Administration Officer), COO, or CEO.

13	Reporting Violations Under the Code; Non-Retaliation Policy

Any associate of the Company having any information or knowledge regarding the existence of any violation or suspected violation of the Code has a duty to report the violation or suspected violation to People Operations or the Board of Directors. Additionally, any associate may report, on a confidential and anonymous basis, to the extent legally possible, any concerns regarding questionable accounting or auditing matters in accordance with the procedures set forth in Section 4.2 above.

After receiving a report of an alleged prohibited action, People Operations or the Board of Directors must promptly take all appropriate actions it deems reasonably necessary to investigate the report. All associates are expected to cooperate in any internal investigation of misconduct.

Any associate who reports a suspected violation under the Code which the associate reasonably believes constitutes a violation of a federal criminal statute by the Company, or its agents acting on behalf of the Company, to a federal law enforcement officer or the appropriate officer of the Company identified above, may not be fired, demoted or otherwise harmed for, or because of, the reporting of the suspected violation, regardless of whether the suspected violation involves the associate, the associate’s supervisor or senior management of the Company. Every report made will be treated as confidential to the extent allowed by law. In addition, any attorney working for the Company shall report evidence of a material violation of securities law or breach of fiduciary duty or similar violation by the Company or any of its agents to the Board of Directors or the CEO of the Company (or a person acting in an equivalent capacity).

14	Waiver Procedures

If any situation should arise where a course of action would likely result in a violation of the Code but for which the associate thinks that a valid reason for the course of action exists, the associate should contact People Operations to obtain a waiver prior to the time the action is taken.

People Operations will review all the facts surrounding the proposed course of action and will make a recommendation to the independent members of the Board of Directors as to whether a waiver from any policy in the Code should be granted. If a majority of the independent directors on the Board of Directors agree that a waiver should be granted, it will be granted in writing and signed by two Executive Officers, one of which must be an independent Board member. All waiver grants will be disclosed to the executive officers and to the directors. If the waiver is granted for actions to be taken by or for the benefit of an executive officer or member of the Board of Directors, the Company will disclose the nature and reasons for the waiver in a Current Report on Form 8-K to be filed with the SEC. If a majority of the independent directors deny the request for a waiver, the waiver will not be granted and the associate may not pursue the intended course of action.

It is the Company’s policy only to grant waivers from the Code in limited and compelling circumstances.

15	Acknowledgment of Code of Conduct and Ethics Policy

I acknowledge receiving a copy of VERSES Code of Conduct and Ethics Policy. I have read the policy and agree to adhere to and follow the guidance set forth in this document.

Name _____________________________________________________________

Signature __________________________________________________________

Date: _____________________________________________________________

Verses AI Inc. – Code of Conduct and Ethics Policy Acknowledgment

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